September 16, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

       Re: Functional Brands Inc.
           Amendment No. 10 to Registration Statement on Form S-1
           Filed September 4, 2025
           File No. 333-284180
Dear Eric Gripentrog:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2025, letter.

Amendment No. 10 to Registration Statement on Form S-1
Plan of Distribution, page 127

1. We note your response to prior comment 2. Please revise your disclosure to clarify that the Series A and Series B Convertible Preferred Stock "cannot be converted until
       45 days after the occurrence of the Qualified Event" and define
"Qualified
       Event" where appropriate.
 September 16, 2025
Page 2

        Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Barry P. Biggar, Esq.